FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2019

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA By R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY
Date 4 June 2019

EXHIBIT INDEX

EXHIBIT NUMBER
EXHIBIT DESCRIPTION
99
               Notice to London Stock Exchange

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	1 May 2019	entitled	Transaction in Own Shares
Exhibit	99.2	Stock Exchange announcement dated	2 May 2019	entitled	Membership of Board Committees
Exhibit	99.3	Stock Exchange announcement dated	2 May 2019	entitled	Director/PDMR Shareholding
Exhibit	99.4	Stock Exchange announcement dated	2 May 2019	entitled	Voting Rights and Capital Update
Exhibit	99.5	Stock Exchange announcement dated	2 May 2019	entitled	Transaction in Own Shares
Exhibit	99.6	Stock Exchange announcement dated	3 May 2019	entitled	Director Declaration
Exhibit	99.7	Stock Exchange announcement dated	9 May 2019	entitled	Director Declaration
Exhibit	99.8	Stock Exchange announcement dated	10 May 2019	entitled	Director/PDMR Shareholding

Exhibit 99.1:

RNS Number: 8066X
Unilever PLC
01 May 2019

Unilever PLC

Transaction in Own Shares

Unilever PLC

1 May 2019

TRANSACTIONS IN OWN SECURITIES

Unilever PLC (the "Company") announces today that Unilever N.V. has purchased the following number of the Company's ordinary shares from UBS AG London Branch ("UBS").

Ordinary Shares

Date of purchases:                                                    1 May 2019

Number of ordinary shares purchased:                     165,255

Highest price paid per share:                                     GBp 4,660.00

Lowest price paid per share:                                      GBp 4,636.50

Such purchases form part of the share purchase programme announced on 29 April 2019 and were effected pursuant to instructions issued to UBS on that date. The purchased shares will be held to meet share award obligations under the Group's Management Co-Investment Plan.

Aggregated information

Trading venue	Volume weighted average price (GBp)	Aggregated volume (shares)
LSE	4,647.20	114,265
BATS	4,648.07	11,073
Chi-X	4,647.56	31,415
Turquoise	4,647.14	8,502

 Transaction details

A full breakdown of the individual trades made by UBS on behalf of Unilever N.V. as part of the share purchase programme (including aggregated volumes and weighted average prices paid) will be provided on our website in due course.

Media Enquiries: Please contact the Unilever Press Office at press-office.london@unilever.com or 0207 822 6719

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

END

Exhibit 99.2:

RNS Number: 9277X
Unilever PLC
2 May 2019

Notification of changes to membership of Board Committees

Rotterdam/London, 2 May 2019 - Unilever today announced that following the 2019 AGMs the membership of the Board Committees will be as follows:

Audit Committee:

John Rishton (Chair), Nils Andersen, Judith Hartmann, Susan Kilsby (with effect from 1 August 2019)

Compensation Committee:

Vittorio Colao (Chair), Marijn Dekkers, Andrea Jung, Mary Ma

Corporate Responsibility Committee:

Strive Masiyiwa (Chair), Youngme Moon, Feike Sijbesma

Nominating and Corporate Governance Committee:

Marijn Dekkers (Chair), Laura Cha, Feike Sijbesma

 ENQUIRIES

Media: UK +44 78 2527 3767 lucilla.zambrano@unilever.com NL +32 494 60 4906 freek.bracke@unilever.com	Investors: Investor Relations Team +44 20 7822 6830 investor.relations@unilever.com
-ends-

SAFE HARBOUR

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth including to plastic packaging; the effect of climate change on Unilever's business; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2018 and the Unilever Annual Report and Accounts 2018.

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

END

Exhibit 99.3:

RNS Number: 9352X
Unilever PLC
2 May 2019

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ritva Sotamaa
2	Reason for the notification
a)	Position/status	Chief Legal Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Sale of shares
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£45.7428	15,000
e)	Aggregated information - Volume - Total	15,000 £686,142.00
f)	Date of the transaction	2019-05-02
g)	Place of the transaction	London Stock Exchange - XLON

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

END

Exhibit 99.4:

RNS Number: 9376X
Unilever PLC
2 May 2019
Unilever PLC

Unilever PLC

Voting Rights and Capital Update

The following notification is made in accordance with the UK Financial Conduct Authority Disclosure Guidance and Transparency Rule 5.6.1.

Unilever PLC's issued share capital as at 30 April 2019 consisted of 1,168,530,650 ordinary shares of 3 1/9p each. Unilever PLC does not hold any ordinary shares of 3 1/9p each as treasury shares.  Accordingly, there are 1,168,530,650 shares with voting rights.

The figure of 1,168,530,650 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Unilever PLC under the FCA's Disclosure Guidance and Transparency Rules.

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

END

Exhibit 99.5:

RNS Number: 6382X
Unilever PLC
2 May 2019
2 May 2019

Unilever PLC

Transaction in Own Shares

Unilever PLC

2 May 2019

TRANSACTIONS IN OWN SECURITIES

Unilever PLC (the "Company") announces today that Unilever N.V. has purchased the following number of the Company's ordinary shares from UBS AG London Branch ("UBS").

Ordinary Shares

Unilever PLC (the "Company") announces today that Unilever N.V. has purchased the following number of the Company's ordinary shares from UBS AG London Branch ("UBS").

Ordinary Shares

Date of purchases:                                                    2 May 2019

Number of ordinary shares purchased:                     276,639

Highest price paid per share:                                     GBp 4,609.50

Lowest price paid per share:                                      GBp 4,571.50

Such purchases form part of the share purchase programme announced on 29 April 2019 and were effected pursuant to instructions issued to UBS on that date. The purchased shares will be held to meet share award obligations under the Group's Management Co-Investment Plan.

Aggregated information

Trading venue	Volume weighted average price (GBp)	Aggregated volume (shares)
LSE	4,594.76	186,639
BATS	4,596.29	25,000
Chi-X	4,595.62	46,000
Turquoise	4,596.06	19,000

Transaction details

A full breakdown of the individual trades made by UBS on behalf of Unilever N.V. as part of the share purchase programme (including aggregated volumes and weighted average prices paid) will be provided on our website in due course.

Media Enquiries: Please contact the Unilever Press Office at press-office.london@unilever.com or 0207 822 6719

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

END

Exhibit 99.6:

RNS Number: 0875Y
Unilever PLC
3 May 2019

Director Declaration

Pursuant to the UK Listing Rule 9.6.14(2), Unilever PLC announces that Mary Ma, Independent Non-Executive Director, joined Schneider Electric SE as a Director on 25 April 2019.

Julian Thurston

Head of Secretariat

3 May 2019

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

END

Exhibit 99.7:

RNS Number: 5373Y
Unilever PLC
9 May 2019
Unilever PLC

Director Declaration

In accordance with Listing Rule 9.6.13 the following information is confirmed in respect of the appointment of Alan Jope and Susan Kilsby, who were duly elected by the shareholders of Unilever PLC at the Annual General Meeting on 2 May 2019. Susan Kilsby's appointment will take effect from 1 August 2019.

Alan Jope (Executive Director):

In accordance with paragraphs 9.6.13(1)-(6) there are no details requiring disclosure.

Susan Kilsby (Non-Executive Director):

In accordance with paragraph 9.6.13(1):

Current directorships of publicly listed companies: · BHP Group Limited · BHP Group Plc · Diageo PLC · Fortune Brands Home and Security, Inc. · BBA Aviation
Previous directorships of publicly listed companies in the previous five years:

●   Shire PLC

●   Keurig Green Mountain

●   Coca-Cola HBC

In accordance with paragraphs 9.6.13(2)-(6) there are no details requiring disclosure.

9 May 2019

Safe Harbour:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth including to plastic packaging; the effect of climate change on Unilever's business; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters.

These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2018 and the Unilever Annual Report and Accounts 2018.

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

END

Exhibit 99.8:

RNS Number: 7252Y
Unilever PLC
10 May 2019

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Purchase of shares under the Unilever PLC Share Incentive Plan.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£46.52	3
e)	Aggregated information - Volume - Total	3 £139.56
f)	Date of the transaction	2019-05-09
g)	Place of the transaction	London Stock Exchange - XLON

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

END